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Exhibit 12.02

Questar Market Resources, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited)

	9 months ended September 30,			12 months ended December 31,
	2001 (Pro forma)	2001	2000	2000 (Pro forma)	2000	1999	1998	1997	1996
	(Dollars in Thousands)			(Dollars in Thousands)
Earnings
Income before income taxes	$123,667	$127,831	$77,133	$101,151	$116,426	$61,371	$31,034	$42,720	$58,924
Less income, plus loss from Canyon Creek	(229)	(229)	(128)	(162)	(162)	(231)	(202)	(160)	35
Plus distributions from Canyon Creek	174	174	225	304	304	297	281	334	60
Plus loss from Questar WMC								65	546
Less income from Roden	(145)	(145)		(290)	(290)
Plus distributions from Roden	228	228		355	355
Plus debt expense	29,132	16,346	17,573	51,100	22,922	17,363	12,631	10,882	8,699
Plus interest portion of rental expense	1,680	978	713	1,375	985	855	699	508	491

	$154,507	$145,183	$95,516	$153,833	$140,540	$79,655	$44,443	$54,349	$68,755

Fixed Charges
Debt expense	$29,132	$16,346	$17,573	$51,100	$22,922	$17,363	$12,631	$10,882	$8,699
Plus interest portion of rental expense	1,680	978	713	1,375	985	855	699	508	491

	$30,812	$17,324	$18,286	$52,475	$23,907	$18,218	$13,330	$11,390	$9,190

Ratio of Earnings to Fixed Charges	5.01	8.38	5.22	2.93	5.88	4.37	3.33	4.77	7.48

(1)
For purposes of this presentation, earnings represent income before income taxes and fixed charges. Fixed charges consist of total interest charges, amortization of debt issuance costs, and the interest portion of rental costs estimated at 50%.

(2)
Income before income taxes includes QMR's 50% share of pretax earnings of Blacks Fork.

(3)
Distributions from less than 50% owned are included in the calculation, while earnings are from these same enterprises are excluded.

(4)
The Pro forma ratio reflects the acquisition of Shenandoah Energy Inc as of January 1, 2000.

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  Exhibit 12.02
Questar Market Resources, Inc. and Subsidiaries Ratio of Earnings to Fixed Charges (Unaudited)